FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

December 14, 2011

Michael Clampitt, Senior Cousel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Massive Dynamics, Inc.

Amendment Number 2to Registration Statement on Form S-1

File No. 333-176837

Dear Mr. Clampitt:

I am securities counsel to Massive Dynamics, Inc. (the “Company”) and am submitting this letter in conjunction with the Company’s filing of Amendment Number 2 to the above referenced Registration Statement (the “Amendment”) and in response to your letter dated November 30, 2011 (the “Letter”).

The Amendment represents a response to the comments in the Letter and includes a minor change to the list of selling stockholders.

The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1.

We have changed language in the amendment’s cover page in response to the comment by including the requested language in bold.  Because this is an offering by selling stockholders only, there is no minimum and we do not believe a reference to a minimum amount is appropriate.

2.

Mr. Collier is an associated person of a broker – dealer.  He purchased his shares in the ordinary course of business and at the time of his purchase he had no agreements or understandings, directly or indirectly, with any person to distribute the securities. We have made similar disclosures under Selling Stockholders.

We will file requested letter when we request acceleration.

If you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton